UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Anheuser-Busch InBev SA/NV

(Exact name of registrant as specified in its charter)

Belgium	1-37911	None
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Brouwerijplein 1	3000 Leuven, Belgium
(Address of principal executive offices)	(Zip Code)

Jan Vandermeersch

Global Legal Director

Anheuser-Busch InBev SA/NV

+32 16 276 888

corporategovernance@ab-inbev.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: https://www.ab-inbev.com/investors/results-center.

Following a review of its products and survey of its suppliers, AB InBev has determined that it manufactures three products employing necessary conflict minerals within the scope of Form SD:

•

A line of glass bottles manufactured by an AB InBev subsidiary utilizes the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

•	One of AB InBev’s subsidiaries manufactures crowns, which include tin-plated steel (“ETP”) that is sold to a third party. AB InBev is supplied ETP for these crowns by a single supplier.

•	One of AB InBev’s subsidiaries manufactures metal cans that are sold to third parties, which include tin. AB InBev is supplied tin for these cans by a single supplier.

Two suppliers have not yet responded to AB InBev’s initial survey. AB InBev continues to engage with these suppliers for responses to its inquiries regarding the presence of conflict minerals in materials supplied to AB InBev.

Reasonable Country of Origin Inquiry

AB InBev first provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. The supplier provided AB InBev with a completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“RMI Template”), a template developed in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. AB InBev’s supplier has updated its RMI Template responses for fiscal year 2023. In its completed RMI Template, the supplier confirmed that it has received completed RMI Templates from greater than 90% of its smelters. The supplier compared its list of smelters with information provided by the RMI. The RMI, through its Responsible Minerals Assurance Process (“RMAP”), uses independent third-party audits to certify smelters and refiners that have systems in place to assure responsible mineral procurement. A list of smelters and refiners that are considered compliant with the RMAP assessment protocols, as determined by the RMI, is published on the RMI website. According to the supplier, all the parties providing replies confirmed that the tin sourced either was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country, or was sourced from smelters that were on the RMI’s RMAP conformant list. The supplier’s replies identified thirty smelters from which the supplier obtained tin, and one smelter indicated that it has feedstock that originates in the DRC or an adjoining country, however such smelter appears on the RMI’s RMAP conformant list. There is no indication that any of the other smelters sourced tin from the DRC or an adjoining country. The supplier also provided its internal Conflict Minerals Policy confirming its commitment to responsible sourcing and its commitment to use its best efforts not to acquire conflict minerals from the DRC or an adjoining country unless such materials are from a smelter or refiner that is conformant with the relevant RMAP assessment protocols.

AB InBev also provided the RMI Template form to its supplier of ETP and its supplier of tin for metal cans to ascertain their diligence processes in sourcing the conflict mineral tin for fiscal year 2023. In their completed RMI Templates, each of the suppliers confirmed that it conducts a conflict minerals survey of its smelters and has received responses from 100% of its smelters. One supplier’s responses identified three smelters from which it obtained tin and the other identified two, and according to each supplier, all smelters confirmed that the tin sourced was not from the DRC or an adjoining country. Each supplier also confirmed that it has implemented an internal Conflict Minerals Policy affirming its commitment to responsible sourcing of conflict minerals.

Based on the documentation it has received from its suppliers, AB InBev has no reason to believe that necessary conflict minerals it purchased from January 1, 2023 to December 31, 2023 triggered any additional filing requirements, and has concluded that its due diligence represents a good faith and reasonable effort to determine the origins of the tin used in its supply chains.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV. (Registrant)

By:	/s/ Jan Vandermeersch	Date: May 30, 2024
Jan Vandermeersch Global Legal Director Corporate

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